Mail Stop 3561

May 10, 2010

Via Fax & U.S. Mail

Mr. Wesley G. Bush
Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

> **Re: Northrop Grumman Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 1-16411**

Dear Mr. Bush:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief